EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)

(Unaudited)

	June 30,	December 31,
	2005	2004

Assets
Fixed maturity securities, at fair value (amortized cost: $1,003,160 in 2005 and $1,108,149 in 2004)	$1,066,992	$1,172,355
Short-term investments, at cost which approximates fair value	30,251	66,057
Total investments	1,097,243	1,238,412
Cash and cash equivalents	1,042	2,766
Accrued investment income	13,303	14,547
Deferred acquisition costs	74,302	140,335
Prepaid reinsurance premiums	32,309	49,653
Reinsurance recoverable on ceded losses	32,551	36,379
Premiums receivable	20,675	48,868
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	26,160	29,445
Other assets	14,365	10,683
Total assets	$1,397,367	$1,656,505

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$201,264	$369,320
Reserves for losses and loss adjustment expenses	70,901	118,403
Profit commissions payable	4,004	4,181
Reinsurance balances payable	22,393	64,929
Current income taxes	14,893	—
Deferred income taxes	34,394	58,255
Funds held by Company under reinsurance contracts	3,366	5,829
Other liabilities	27,637	28,108
Total liabilities	378,852	649,025

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2005 and 2004)	—	—
Common stock ($720.00 par value, 200,000 shares authorized; 20,834 shares issued and outstanding in 2005 and 2004)	15,000	15,000
Additional paid-in capital	362,791	386,403
Unearned stock grant compensation	(7,299)	(5,845)
Retained earnings	606,591	569,222
Accumulated other comprehensive income	41,432	42,700
Total shareholder’s equity	1,018,515	1,007,480
Total liabilities and shareholder’s equity	$1,397,367	$1,656,505

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Revenues
Gross written premiums	$21,354	$44,341	$53,725	$91,875
Ceded premiums	(5,060)	(51,536)	(11,957)	(51,941)
Net written premiums	16,294	(7,195)	41,768	39,934
Decrease in net unearned premium reserves	6,676	13,783	11,834	4,152
Net earned premiums	22,970	6,588	53,602	44,086
Net investment income	13,296	13,176	26,618	25,801
Net realized investment gains (losses)	844	(56)	1,006	(56)
Unrealized (losses) gains on derivative financial instruments	(8,208)	16,907	(3,285)	26,908
Total revenues	28,902	36,615	77,941	96,739

Expenses
Loss and loss adjustment expenses	(2,227)	(22,160)	(4,055)	(13,447)
Profit commission expense	6	(180)	9	122
Acquisition costs	7,470	2,959	15,523	12,146
Other operating expenses	7,122	13,089	15,039	23,870
Other expense	2,488	—	2,488	1,645
Total expenses	14,859	(6,292)	29,004	24,336

Income before provision for income taxes	14,043	42,907	48,937	72,403
Provision for income taxes
Current	11,112	6,095	15,422	8,273
Deferred	(8,995)	6,262	(3,854)	12,254
Total provision for income taxes	2,117	12,357	11,568	20,527
Net income	11,926	30,550	37,369	51,876
Other comprehensive income, net of taxes
Unrealized holding gains (losses) on fixed maturity securities arising during the year	10,523	(26,506)	(614)	(20,413)
Reclassification adjustment for realized (gains) losses included in net income	(549)	36	(654)	36
Change in net unrealized gains on fixed maturity securities	9,974	(26,470)	(1,268)	(20,377)
Comprehensive income	$21,900	$4,080	$36,101	$31,499

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the Six Months Ended June 30, 2005
(in thousands of U.S. dollars)

(Unaudited)

	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, January 1, 2005	$15,000	$386,403	$(5,845)	$569,222	$42,700	$1,007,480
Net income	—	—	—	37,369	—	37,369
Tax benefit for options exercised	—	4,059	—	—	—	4,059
Transaction with subsidiary under common control	—	(27,671)	—	—	—	(27,671)
Unrealized loss on fixed maturity securities, net of tax of $(345)	—	—	—	—	(1,268)	(1,268)
Unearned stock grant compensation, net	—	—	(1,454)	—	—	(1,454)
Balance, June 30, 2005	$15,000	$362,791	$(7,299)	$606,591	$41,432	$1,018,515

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Six Months Ended June 30,
	2005	2004

Operating activities
Net income	$37,369	$51,876
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities:
Non-cash operating expenses	1,629	1,618
Net amortization of premium on fixed maturity securities	3,006	3,286
Goodwill impairment	—	1,645
(Benefit) provision for deferred income taxes	(3,854)	12,254
Net realized investment (gains) losses	(1,006)	56
Change in unrealized losses (gains) on derivative financial instruments	3,285	(26,908)
Change in deferred acquisition costs	66,033	(4,008)
Change in accrued investment income	1,244	(343)
Change in premiums receivable	28,193	(19,403)
Change in prepaid reinsurance premiums	17,344	(13,289)
Change in unearned premium reserves	(168,056)	9,136
Change in reserves for losses and loss adjustment expenses, net	(86,210)	20,735
Change in profit commissions payable	(177)	(120)
Change in funds held by Company under reinsurance contracts	(2,463)	—
Change in current income taxes	14,903	(5,673)
Other	(51,561)	(10,077)
Net cash flows (used in) provided by operating activities	(140,321)	20,785

Investing activities
Fixed maturity securities:
Purchases	(196,830)	(80,774)
Sales	294,819	45,479
Maturities	5,000	7,457
Sales (purchases) of short-term investments, net	35,806	(2,780)
Net cash flows provided by (used in) investing activities	138,795	(30,618)

Effect of exchange rate changes	(198)	—
Decrease in cash and cash equivalents	(1,724)	(9,833)
Cash and cash equivalents at beginning of period	2,766	18,009
Cash and cash equivalents at end of period	$1,042	$8,176

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$10,551	$8,778

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements

June 30, 2005

 (Unaudited)

1.  Business and Organization

                Assured Guaranty Corp. (formerly known as ACE Guaranty Corp. and ACE Guaranty Re Inc.) (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.  As of December 31, 2003, the Company was an indirect wholly-owned subsidiary of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law.  However, on April 28, 2004, subsidiaries of ACE completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares, par value $0.01 per share, of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”).  Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”.  This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders.  As a result of the IPO, the Company implemented a new underwriting strategy.  As part of this strategy, the Company has exited certain lines of business.  The Company was renamed Assured Guaranty Corp. upon completion of the IPO.

                The Company has financial strength ratings of AAA and Aa1 as of December 31, 2004 from Standard & Poor’s Rating Service (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”), respectively, and is licensed in 48 jurisdictions.  The Company owns 100% of Assured Value Insurance Company (formerly Assured Guaranty Risk Assurance Company and ACE Risk Assurance Company), a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

                Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty assumed reinsurance portfolio on a coordinated basis.

                The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 9.

2.  Basis of Presentation

                The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month periods ended June 30, 2005 (“Second Quarter 2005”) and June 30, 2004 (“Second Quarter 2004”), and the six-month period ended June 30, 2005 (“Six Months 2005”) and June 30, 2004 (“Six Months 2004”). Operating results for the three- and six-month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for a full year.  Certain items in the prior year consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

                Amounts presented prior to April 28, 2004, the IPO date, were prepared on an historical combined basis, since Assured Guaranty Ltd. and its subsidiaries were included in the results of ACE. However, since the entities are the same for all periods presented, the financial statements have been prepared and reported on a consolidated basis.  This presentation has no impact on the Company’s results of operations or financial condition. Certain expenses reflected in the June 30, 2004 consolidated financial statements include allocations of corporate expenses incurred by ACE, related to general and administrative services provided to the Company, including tax consulting and preparation services, internal audit services and liquidity facility costs.

                The Company and certain of its subsidiaries are subject to U.S. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments.  A discrete calculation of the provision is calculated for each interim period.  The Company’s tax sharing agreement is further discussed in Note 8.

3.  Recent Accounting Pronouncements

                In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). FAS 123R replaces FAS No.123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. Accordingly, the adoption of FAS 123R’s fair value method will  impact the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income in Note 7. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in the Six Months 2005 and the Six Months 2004 for such excess tax deductions were $4.1 million and $5.4 million, respectively. In April 2005, the Securities and Exchange Commission delayed the effective date for adoption of FAS 123R for the Company until January 1, 2006.

                In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments” (“EITF 03-1”), which provides guidance on recognizing other-than-temporary impairments on several types of investments including debt securities classified as held-to-maturity and available-for-sale under FAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.  In June 2005, the FASB decided to rescind the guidance in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain in effect. These pronouncements will not materially effect the Company’s results of operations or financial position.

4.  Impact of Reinsurance Transactions

                To limit its exposure on assumed risks, at the time of the IPO, the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE, to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

                In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands of U.S. dollars)
Premiums Written
Direct	$16,042	$11,538	$32,046	$20,666
Assumed	(10,807)	32,803	5,560	71,209
Ceded	11,059	(51,536)	4,162	(51,941)
Net	$16,294	$(7,195)	$41,768	$39,934

Premiums Earned
Direct	$11,386	$10,211	$23,953	$19,977
Assumed	16,177	34,084	41,807	59,697
Ceded	(4,593)	(37,707)	(12,158)	(35,588)
Net	$22,970	$6,588	$53,602	$44,086

Loss and Loss Adjustment Expenses
Direct	$(193)	$1,100	$(1,296)	$2,650
Assumed	(4,230)	6,622	(7,988)	13,785
Ceded	2,196	(29,882)	5,229	(29,882)
Net	$(2,227)	$(22,160)	$(4,055)	$(13,447)

                Reinsurance recoverable on ceded losses and LAE as of June 30, 2005 and December 31, 2004 is $32.6 million and $36.4 million, respectively.

Agreement with FSA

                During Second Quarter 2005, the Company and Assured Guaranty Re Ltd. (“AG Re”), a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company, entered into a reinsurance agreement with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) were assumed by AG Re.  This agreement is effective as of January 1, 2005.   In connection with the transaction, the Company transferred liabilities of $169.0 million, consisting primarily of unearned premium reserves.  This transaction did not impact Six Months 2005  net income.  FSA has agreed it would release the Company from all liabilities with respect to the Ceded Business.  FSA and AG Re have agreed that AG Re shall assume substantially all of the Company’s liabilities with respect to the Ceded Business. FSA may receive a profit commission on the Ceded Business based on its future performance.

5.  Commitments and Contingencies

                 Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

                In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”).  The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements.  Also in April, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk”

transactions.  The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004.  The Company is cooperating with the Commissioner.

                In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods.  The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

                The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6.  Credit Facilities

$300.0 million Credit Facility

                On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent.  Under the $300.0 million credit facility, each of the Company, AG (UK) and, subject to AG Re and Assured Guaranty Re Overseas Ltd. (“AGRO”), subsidiaries of Assured Guaranty Ltd. and affiliates of the Company, entering into the guaranties discussed below, Assured Guaranty Ltd., AG Re and AGRO are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower. The $300.0 million credit facility replaced the $250.0 million credit facility, discussed below.

                The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

                At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility.  It was further agreed that none of Assured Guaranty Ltd., AG Re or AGRO would be able to borrow under the $300.0 million credit facility until AG Re and AGRO, as Material Non-AGC Subsidiaries, have both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

                The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%.  In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1.  Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of June 30, 2005, the Company was in compliance with all of those financial covenants.

                As of June 30, 2005, no amounts had been drawn under this credit facility nor have there been any borrowings under this facility.

$250.0 million Credit Facility

                The Company entered into a $250.0 million unsecured credit facility (“$250.0 million credit facility”) on April 29, 2004, with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N. A. acted as co-arrangers. Each of Assured Guaranty Ltd., the Company and AG (UK), was a party, as borrower. The $250.0 million credit facility was terminated and replaced by the $300.0 million credit facility discussed above.

                The $250.0 million credit facility was a 364-day facility available for general corporate purposes, and any amounts outstanding under the facility at its expiration were due and payable one year following the facility’s expiry. As of December 31, 2004, no amounts were outstanding under this facility nor had there been any borrowings under the life of this facility. Under the $250.0 million credit facility, the Company could borrow up to $250.0 million, Assured Guaranty Ltd. had a borrowing limit not to exceed $50.0 million, and AG (UK) had a borrowing limit not to exceed $12.5 million.  The $250.0 million credit facility required that the Company: (a) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility, (b) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1, and (c) maintain a maximum debt-to-capital ratio of 35%. The Company was in compliance with all of those financial covenants.

Non-Recourse Credit Facility

                The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. The facility expires in December 2010 and is subject to annual extension for an additional term of one year in order to maintain its term at seven periods. As of June 30, 2005 and December 31, 2004, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.

Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the “Pass-Through Trust”).  The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements.  Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in Assured Guaranty’s financial statements.

The Company incurred $2.0 million of investment banking fees associated with the committed capital securities in Second Quarter 2005. In addition, the Company pays approximately $0.3 million in put option premiums on a monthly basis. These expenses are presented in the Company’s consolidated statements of operations and comprehensive income under other expenses.

7. Employee Benefit Plans and Stock Based Compensation

                Employee Benefit Plans

                Prior to the IPO, Assured Guaranty’s officers and employees participated in ACE’s long-term incentive plans providing options to purchase ACE ordinary shares and restricted share unit awards.

                Upon completion of the IPO, any unvested options to purchase ACE ordinary shares granted to the Company’s officers or employees under the ACE employee long-term incentive plan immediately vested and any unvested restricted ACE ordinary shares were forfeited. These officers and employees generally had 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to the Company of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with a trustee, for the value of the restricted ACE ordinary shares forfeited by all of the Company’s officers and employees. These pre-tax charges took place during the second quarter 2004. The trust purchased common shares of Assured Guaranty Ltd. and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. Based on Assured Guaranty’s initial public offering price of $18.00 per common share, the trust purchased approximately 173,000 Assured Guaranty Ltd. common shares on behalf of the Company. The common shares will be deliverable to each individual on the 18-month anniversary of the IPO so long as during that 18-month period the individual was not employed, directly or indirectly, by any designated financial guaranty company. (The forfeiture restriction has been waived for one former employee of the Company.) Any forfeited common shares will be delivered to Assured Guaranty Ltd. The trustees do not have any beneficial interest in the trust. Since completion of the IPO, the Company’s officers and employees are no longer eligible to participate in the ACE long-term incentive plans. In connection with these events, the Company received $2.5 million from ACE, for the book value of unrestricted compensation, which is recorded in unearned stock grant compensation, which is included in shareholder’s equity.

                Stock Based Compensation

                The Company accounts for stock-based compensation plans in accordance with APB 25 and related interpretations. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income and earnings per share is required by FAS 123. In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FAS 148”). FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosure in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

                For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of shareholder’s equity. The unearned stock grant compensation is amortized into income ratably over the vesting period.

The following table outlines the Company’s net income for the three- and six-month periods ended June 30, 2005 and 2004, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in thousands of U.S. dollars)
Net income as reported	$11,926	$30,550	$37,369	$51,876
Add: Stock-based compensation expense due to accelerated vesting of ACE awards included in reported net income, net of income tax	—	3,077	—	3,077
Add: Stock-based compensation expense included in reported net income, net of income tax	371	384	655	384
Deduct: Compensation expense, net of income tax	(666)	(3,653)	(1,289)	(3,653)
Pro forma net income	$11,631	$30,358	$36,735	$51,684

Since the Company was an indirect wholly-owned subsidiary of ACE during the three-month period ended March 31, 2004, management has determined that disclosing amounts related to these periods would not be meaningful, as the compensation expense determined under FAS 123 would be based on ACE’s ordinary share price.  The amount of stock-based compensation expense included in reported net income, net of income tax, was $0.1 million for the three months ended March 31, 2004.

8.  Tax Allocation Agreement

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE,  entered into a tax allocation agreement, whereby the Company and AFS will make a  “Section 338 (h)(10)” election that will have the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimates that as of the IPO date, it will pay $20.9 million to AFS and accordingly has established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million during 2004.  During Second Quarter 2005, the Company paid AFS $0.4 million reducing the liability to $20.5 million, which is included in other liabilities on the balance sheet.

9.  Segment Reporting

                The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps;

(2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active.

                The Company does not segregate certain assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. The other segment received proportional share of operating expenses up to the IPO date. From the IPO date, the other segment was not allocated operating expenses. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

                The following tables summarize the components of underwriting gain for each reporting segment (amounts may not foot due to rounding):

	Three Months Ended June 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$17.2	$3.0	$1.2	$21.4
Net written premiums	15.4	0.9	—	16.3
Net earned premiums	5.3	17.7	—	23.0
Loss and loss adjustment expenses	(1.5)	(0.7)	—	(2.2)
Profit commission expense	—	—	—	—
Acquisition costs	0.7	6.8	—	7.5
Other operating expenses	5.3	1.8	—	7.1
Underwriting gain	$0.9	$9.8	$—	$10.7

	Three Months Ended June 30, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$13.6	$23.4	$7.3	$44.3
Net written premiums	9.0	22.3	(38.4)	(7.2)
Net earned premiums	9.5	19.2	(22.1)	6.6
Loss and loss adjustment expenses	(0.3)	0.2	(22.1)	(22.2)
Profit commission expense	—	—	(0.2)	(0.2)
Acquisition costs	(1.8)	4.8	—	3.0
Other operating expenses(1)	5.9	2.5	—	8.4
Underwriting gain	$5.8	$11.7	$0.2	$17.6

(1)           Excludes $4.7 million of operating expenses, included in other operating expenses in the consolidated statements of operations and comprehensive income, related to the accelerated vesting of stock awards at the IPO date.

	Six Months Ended June 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$37.0	$14.9	$1.8	$53.7
Net written premiums	31.4	10.4	—	41.8
Net earned premiums	17.8	35.9	—	53.6
Loss and loss adjustment expenses	(1.3)	(2.8)	—	(4.1)
Profit commission expense	—	—	—	—
Acquisition costs	1.9	13.7	—	15.5
Other operating expenses	10.7	4.3	—	15.0
Underwriting gain	$6.5	$20.7	$—	$27.2

	Six Months Ended June 30, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$24.9	$58.5	$8.5	$91.9
Net written premiums	19.8	57.3	(37.2)	39.9
Net earned premiums	20.4	37.7	(14.0)	44.1
Loss and loss adjustment expenses	0.5	3.8	(17.7)	(13.4)
Profit commission expense	—	0.1	—	0.1
Acquisition costs	(1.1)	11.2	2.1	12.1
Other operating expenses(1)	10.9	5.7	2.6	19.2
Underwriting gain (loss)	$10.0	$17.0	$(0.9)	$26.1

(1)    Excludes $4.7 million of operating expenses, included in other operating expenses in the consolidated statements of operations and comprehensive income, related to the accelerated vesting of stock awards at the IPO date.

                The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(in millions of U.S. dollars)
Total underwriting gain	$10.7	$17.6	$27.2	$26.1
Net investment income	13.3	13.2	26.6	25.8
Net realized investment gains (losses)	0.8	(0.1)	1.0	(0.1)
Unrealized (losses) gains on derivative financial instruments	(8.2)	16.9	(3.3)	26.9
Accelerated vesting of stock awards	—	(4.7)	—	(4.7)
Other expense	(2.5)	—	(2.5)	(1.6)
Income before provision for income taxes	$14.0	$42.9	$48.9	$72.4